

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 19, 2008

M. David Kamrat
Chairman and Chief Executive Officer
New World Brands, Inc.
340 West Fifth Avenue
Eugene, Oregon 97401

> **Re: New World Brands, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 20, 2008**
> **File No. 033-91432**

Dear Mr. Kamrat:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure to further explain the reasons for engaging in the merger transaction with Qualmax. Explain the period of time that has elapsed between the consummation of the acquisition of the assets of Qualmax, the conversion of your preferred stock into common stock and the consummation of merger with Qualmax. Discuss whether this merger was contemplated at the time of the acquisition of the Qualmax assets and, if so, why the acquisition of Qualmax was structured in this manner. Discuss the purpose and effect of the transactions leading to the merger that are discussed on pages six through nine. See Instruction 1 to Item 14 of Schedule 14A and Item 4(a)(2) of Form S-4.

No Dilutive Effect, page 22

2. We note your statement that the merger will not result in any dilution to your shareholders because it will cause the exchange of already issued shares of your common stock that are held by Qualmax for new shares of your common stock issued directly to Qualmax stockholders. Please expand your disclosure to clarify the treatment of the shares of your common stock currently held by Qualmax as a result of the transaction and explain how the exchange ratio will result in such shares being reissued to the Qualmax shareholders. Provide an example of the exchange ratio based upon the current number of Qualmax shares that are outstanding.

Financial Information, page 22

Where You Can Find More Information, page 29

3. We note that you incorporate by reference your periodic reports filed with the SEC and refer throughout the information statement to disclosure contained in prior periodic and current reports in lieu of providing disclosure in the information statement itself. Please review Item 14(c) of Schedule 14A and Instruction B to Form S-4 and either provide us with your analysis that you are eligible to incorporate such information by reference or revise the document to include the information required by Item 14 of Schedule 14A.

Dissenters' Rights, page 23

4. Your disclosure in this section that the company's stockholders will be entitled to appraisal rights contradicts your disclosure on page 16 that the company's stockholders are not entitled to dissenters' rights. Please revise your disclosure to clarify this discrepancy.

Security Ownership of Certain Beneficial Owners and Management, page 27

5. Please present beneficial ownership of the company's voting securities before and after the proposed merger. Determine beneficial ownership in accordance with Rule 13d-3 of the Exchange Act. In this regard, for the beneficial ownership amounts of each person before the merger, do not include the shares held by Qualmax unless the person has voting and/or investment control over the company's shares held by Qualmax. In addition, include all of the company's shares held by entities owned by Messrs. Passen and Schorr if they exercise sole or shared voting and investment control over these shares.

*   *   *   *   *

As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Advisor at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s Kathleen Krebs, for

Larry Spirgel
Assistant Director

Cc: Tonya M. Smith, Esq.
     Via facsimile: (212) 715-8321